                                                                  EXHIBIT 12.01

                       LOUISVILLE GAS AND ELECTRIC COMPANY
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                (Thousands of $)


                                                             1999          1998          1997          1996          1995
                                                             ----          ----          ----          ----          ----
Earnings:
   Income before cumulative effect of a change
     in accounting principle per statements
     of income........................................   $  106,270     $  78,120     $ 113,273     $ 107,941     $  83,184

Add:
   Federal income taxes - current.....................       54,198        39,618        59,074        34,019        35,824
   State income taxes - current.......................       13,650        10,164        14,754         7,589         8,795
   Deferred Federal income taxes - net................       (4,564)        2,167        (4,171)       19,816         4,261
   Deferred State income taxes - net..................         (715)          636           778         6,648         2,788
   Investment tax credit - net........................       (4,289)       (4,312)       (4,342)       (4,406)       (4,742)
   Fixed charges......................................       39,323        37,571        40,928        42,198        43,550
                                                            -------       -------       -------       -------       -------
     Earnings.........................................      203,873       163,964       220,294       213,805       173,660
                                                            -------       -------       -------       -------       -------


Fixed Charges:
   Interest Charges per statements of income..........       37,962        36,322        39,190        40,242        41,918
   Add:
     Interest income (1)..............................            -             -             -           409             -
     One-third of rentals charged to
       operating expense (2)..........................        1,361         1,249         1,738         1,547         1,632
                                                           --------      --------      --------       -------       -------
         Fixed charges................................   $   39,323     $  37,571     $  40,928     $  42,198     $  43,550
                                                            -------       -------       -------       -------       -------


Ratio of Earnings to Fixed Charges....................         5.18          4.36          5.38          5.07          3.99
                                                           ========      ========      ========       =======       =======

NOTE:
(1) Interest income earned on pollution control revenue bond proceeds held and invested by trustees - netted against interest charges above.

(2) In the Company's opinion, one-third of rentals represents a reasonable approximation of the interest factor.